UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 26 April 2016

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
("Harmony" and/or "the Company")

Notification of an acquisition of beneficial interest in securities

In accordance with section 122(3)(b) of the Companies Act 71 of 2008
("the Act"), Regulation 121(2)(b) of the Companies Act Regulations, 2011
("the Regulations") and paragraph 3.83(b) of the JSE Limited Listings
Requirements, shareholders are hereby advised that Harmony has received
formal notification that Van Eck Associate Corporation have, in
aggregate, acquired an interest in the ordinary shares of the Company,
such that the total interest in the ordinary shares in the Company held
by Van Eck Associate Corporation now amounts to 10.10% of the total
issued shares of the Company.

Harmony has, as required by section 122(3)(a) of the Act filed the
required notice with the Take Over Regulation Panel.

For more details contact:

Henrika Ninham
Investor Relations Manager
On +27 (0)82 759 1775

Johannesburg, South Africa

26 April 2016

Sponsor:

J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 26, 2016

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director